FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2013 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-171806) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series E (the “Notes”) by Royal Bank of Canada (the “Bank”) on date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-171806):

•	$350,000,000 aggregate principal amount of 0.550% Senior Notes, due May 1, 2015

•	$1,150,000,000 aggregate principal amount of Senior Floating Rate Notes, due April 29, 2015

EXHIBITS

Exhibit	Description of Exhibit
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Norton Rose Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1, 8.1 and 8.2 above).

23.2	Consent of Norton Rose Canada LLP (included in Exhibit 5.2 above).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name:	James Salem
Title:	Executive Vice-President and Treasurer

Date: May 3, 2013